2012

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13002953

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2012

SEC
Mall Processing
Section

JUN 2 4 2013

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Washington DC
401

Commission file number 333-151438

U. S. Steel Tubular Services Savings Plan
(Full title of the Plan)

_____

United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

(Name of issuer of securities held pursuant to plan and
the address of its principal executive offices)

INDEX

The Corporation

Required Information: Page

    1.   Report of Independent Registered Public Accounting Firm 1
    2.   Plan Financial Statements and Supplemental Schedule prepared in accordance
          with the financial reporting requirements of ERISA 2
    3.   Signatures.. 15
    4.   Consent 16

The Corporation

United States Steel Corporation is a Delaware corporation. It has executive offices at 600 Grant Street, Pittsburgh, PA 15219-2800. The terms "Corporation," "Company" and "United States Steel" when used herein refer to United States Steel Corporation or United States Steel Corporation and subsidiaries as required by the context. The term "Plan" when used herein refers to U. S. Steel Tubular Services Savings Plan.

U. S. Steel Tubular
Services Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

U. S. Steel Tubular Services Savings Plan
Index
December 31, 2012 and 2011

Page (s)

Report of Independent Auditors..1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011.............2

Statements of Changes in Net Assets Available for Benefits for the years ended
    December 31, 2012 and 2011 2

Notes to Financial Statements... 3-12

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at
    December 31, 2012 13

Schedule H, line 4j – Schedule of Reportable Transactions for the year ended
    December 31, 2012 14

Note: Other schedules required by Section 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been
omitted as they are not applicable.



Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
U. S. Steel Tubular Services Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of U. S. Steel Tubular Services Savings Plan (the "Plan") at December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i- Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 21, 2013

1

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
($ in thousands)

	December 31,		
	2012		2011
Assets			
Investments:			
Investments at fair value *(see Notes 11 and 13)*	$ 9,996	$	8,789
Receivables:			
Notes receivable from participants	280		357
Total assets	10,276		9,146
Net assets available for benefits at fair value	10,276		9,146
Adjustment from fair value to contract value for fully benefit-responsive			
investment contracts	(47)		(42)
Net assets available for benefits	$ 10,229	$	9,104

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
($ in thousands)

	Year Ended December 31,		
	2012		2011
Additions			
Earnings on investments:			
Interest	$ 40	$	51
Dividends	164		175
Net appreciation/(depreciation) in fair value of investments *(see Note 11)*	543		(964)
	747		(738)
Contributions:			
Received from:			
Employers	664		1,088
Participants (including rollovers)	565		774
Total additions	1,976		1,124
Deductions			
Benefit payments directly to participants or beneficiaries	844		609
Administrative expenses	7		6
Total deductions	851		615
Net additions	1,125		509
Net transfers to the plan *(see Note 4)*	-		4,273
Net assets available for benefits:			
Beginning of year	9,104		4,322
End of year	$ 10,229	$	9,104

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

1. *Plan description* – The following description provides general information regarding the U. S. Steel Tubular Services Savings Plan (the Plan), a defined contribution plan which covers non-union salaried employees of U. S. Steel Tubular Products, Inc. – Wheeling Machine Products Division, U. S. Steel Tubular Products, Inc. – Tubular Processing Services Division, U. S. Steel Tubular Products, Inc. – Tubular Threading and Inspection Services Division, and certain employees of United States Steel Corporation (the Company or Plan Sponsor) who are assigned to the Tubular Divisions listed above who transferred from Lone Star Technologies, Inc. and its subsidiaries on January 1, 2008, and non-union salaried employees of Steel Coil Services, Inc. from September 1, 2010 until February 28, 2011, excluding employees with less than one full month of service. (For otherwise eligible employees hired on or after January 1, 2013, eligibility begins in the month following the month of hire). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the Summary Plan Description and the Plan Text for a complete description of the Plan. These documents are available from the United States Steel and Carnegie Pension Fund (the Plan Administrator).

   a. *Contributions* - Eligible employees may save from 1 percent to 16 percent of base salary (35 percent if annual base salary in the immediately preceding year is equal to or less than the threshold amount for determining highly compensated employees for the year preceding the year in which savings occur) in half percent increments on a pre-tax basis, an after-tax basis or a combination of both. Other qualified plan limits include:

	2012	2011
Dollar Limit on IRC Sec. 401(k) pre-tax contributions	$ 17,000	$ 16,500
Dollar Limit on IRC Sec. 414(v) catch-up contributions	$ 5,500	$ 5,500
Maximum covered compensation[IRC 401(a)(17)]	$250,000	$245,000
Highly Compensated Employee Definition	$115,000	$110,000

   Participation in the Plan is voluntary. The Plan does have an auto-enrollment feature where eligible employees are automatically enrolled in the Plan at a pre-tax contribution percentage of 3 percent per pay period, unless they make an affirmative election not to contribute to the Plan or to contribute a different percentage. Additionally, the Plan has an auto-escalation feature where the initial 3 percent pre-tax contribution percentage will automatically increase by 1 percent on the enrollment anniversary date each year until the contribution percentage reaches 6 percent. Participants may, at any time, change their contribution percentage or suspend any future deductions from their pay. The auto-escalation feature is available to all participants, even if they were not automatically enrolled.

   Savings on the first six percent (four percent for Steel Coil Services, Inc. employees) of base salary are matched by Company contributions on a dollar-for-dollar basis; however, company contributions for the first two percent of base salary are available for matching only pre-tax savings (waived after the annual pre-tax savings limit for the year is reached). Matching company contributions, which vest when a participant attains two years of continuous service, are initially invested in United States Steel Corporation common stock, whereas each participating employee has the option of having savings invested in full increments of 1 percent among twenty active investment options (as of December 31, 2011), which are listed in Note 10 (also, see Notes 1f and 3). All investments are participant directed. Due to adverse business conditions, matching company contributions to the Plan were previously suspended until June 1, 2010.

   Separate investment elections cannot be made with respect to pre-tax savings, after-tax savings, and catch-up contributions in the Plan. All contributions are deposited in the trust on a monthly basis (more frequently in the case of employee contributions for eligible employees paid on a more frequent basis). Monies deposited are reinvested by the Trustee in the investment options specified except that a portion of the assets in certain investments is held as interest-bearing cash to enable the processing of participant transfers on a daily basis.

   Plan participants (other than those at Steel Coil Services, Inc.) also participate in a non-contributory defined contribution Retirement Account maintained under the Plan. With respect to the defined contribution Retirement Account component, the Company will make a contribution equal to 4% of the employee's monthly base salary to the employee's account on a monthly basis. Participants become fully vested in the value of the Retirement Account after attaining two years of continuous service.

b. **Payment of benefits** - Unmatched after-tax savings can be withdrawn at any time. Pre-tax savings and earnings thereon are available only for withdrawal at termination of employment or age 59½, except under certain financial hardship conditions. Vested company contributions and earnings are available for withdrawal, upon vesting; however, such amounts are not available for in-service withdrawals prior to age 59-1/2. Vested company contributions and a participant's matched after-tax savings cannot be withdrawn in a partial withdrawal within 24 months after the contribution is made. A participant who terminates employment for any reason, and who, on the effective date of termination, had two or more years of continuous service, is entitled to receive his or her entire account balance, including all company contributions. A participant who terminates employment for any reason with less than two years of continuous service will forfeit nonvested company contributions unless termination is by reason of permanent layoff, total and permanent disability, or death.

c. **Forfeited accounts** - Any forfeited nonvested company contributions ($64 thousand in 2012 and $64 thousand in 2011), from either matching company contributions or Retirement Account contributions, are credited to the Company and applied to reduce any subsequent company contributions required under the Plan. In 2012 and 2011, company contributions were reduced by $72 thousand and $53 thousand, respectively, from forfeited nonvested accounts.

d. **Participant accounts** - Under the investment transfer provisions, a participant can elect to transfer funds (including matching company contributions) between investments on a daily basis. Transfer requests made before the time that markets close on a day stock markets are open are processed after markets close that same day. All other transfer requests are processed after markets close on the next day that the stock markets are open. Transfers are permitted on a daily basis but may be subject to fund specific restrictions and limited by other pending transfers. Fund restrictions include short-term trading fees for four investment options:

   1) Fidelity Diversified International Fund charges a fee equal to 1% of the value sold when selling shares after holding them less than 30 days.
   2) Fidelity Low-Priced Stock Fund charges a fee equal to 1.5% of the value sold when selling shares after holding them less than 90 days.
   3) Fidelity Real Estate Investment Portfolio charges a fee equal to 0.75% of the value sold when selling shares after holding them less than 90 days.
   4) T. Rowe Price Emerging Markets Stock Fund charges a fee equal to 2% of the value sold when selling shares after holding them less than 90 days.

In addition, Fidelity has implemented an excessive trading policy in the mutual funds it offers under the Plan that also applies to certain non-Fidelity funds at the request of the applicable fund manager or plan sponsor. Effective July 1, 2012, ERISA section 408(b)(2) requires Fidelity to disclose to participants the following information: 1) a description of any compensation that will be charged directly against the amount invested in connection with the acquisition, sale, transfer of, or withdrawal from an investment; 2) a description of the annual operating expenses if the return is not fixed; and 3) a description of any ongoing expenses in addition to annual operating expenses. This communication must be provided no later than August 30.

All or part of the taxable portion of a lump-sum distribution from the United States Steel Corporation qualified defined benefit retirement plans may be rolled over into a participant's account within 60 days following receipt of the distribution. Employees may also roll over assets from the qualified plans of an active employee's immediately preceding employer (or from a conduit IRA solely containing such assets and earnings). Rollovers into the Plan for 2012 totaled $45 thousand. There were no rollovers into the Plan for 2011.

e. **Notes receivable from participants** - The loan program enables participants to borrow up to 50 percent of the value of their vested account (other than the Retirement Account) subject to certain provisions. The maximum loan amount is $50,000 and the minimum loan amount is $500. Repayments of loans are made in level monthly installments over a period of not less than twelve months nor more than 60 months. A maximum of two loans can be outstanding at any one time. The interest rate on loans is the rate charged on fully secured loans by the USX Federal Credit Union plus one-half of one percent and remains fixed for the duration of the loan (4.25 percent to 9.25 percent in 2011 and 2012). The wide range of interest rates for 2011 and 2012 was related to the direct plan transfer of loans from the Wheeling Machine Products Retirement Savings Plan and Delta Tubular Processing, L.P. 401(k) Plan that were merged in to this Plan during 2011 (see Note 3). Prepayment of the entire outstanding loan can be made at any time without penalty. When payments are not timely received, the loan amount outstanding at that time becomes subject to taxation. Loans are recorded at net realizable value in the financial statements.

f.   *Investment options* – The Plan offers the following twenty active investment options:

Federated U.S. Treasury Cash Reserves – Institutional Shares – A money market mutual fund that seeks to provide income, consistent with preservation of principal and liquidity. The fund invests only in a portfolio of short-term U.S. Treasury securities that pay interest exempt from state personal income tax.

Fidelity Managed Income Portfolio II – Class 3 – A portfolio that seeks to preserve the principal investment while earning interest income. The fund invests in benefit-responsive contracts (issued by insurance companies and other financial institutions), fixed-income securities, and money market funds.

Fidelity Freedom Income Fund – A fund that seeks to provide high current income and some capital appreciation for those already in retirement. The fund allocates assets among underlying Fidelity funds according to a stable asset allocation strategy of approximately 14.6% in domestic equity funds, 5.4% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term fixed-income funds.

Vanguard Inflation-Protected Securities Fund – Institutional Shares – A bond mutual fund that seeks to provide investors inflation protection and income consistent with investment in inflation-indexed securities. The fund primarily invests in inflation-indexed bonds issued by the U.S. government, its agencies and instrumentalities, and corporations.

Spartan U.S. Bond Index Fund – Institutional Class - An income mutual fund that seeks to provide investment results that correspond to the total return of the bonds in the Barclays U. S. Aggregate Bond Index. The fund normally invests at least 80% of its assets in bonds included in the Barclays U. S. Aggregate Bond Index.

Fidelity Contrafund – A growth mutual fund that seeks to provide capital appreciation. The fund primarily invests in common stocks. The fund may invest in securities of domestic and foreign issuers whose value the fund's manager believes is not fully recognized by the public.

Vanguard Windsor II Fund – Admiral Shares - A large value fund that seeks to provide long-term capital appreciation and income. The fund invests mainly in medium and large-sized companies whose stocks are considered by the fund's advisors to be undervalued.

Fidelity Low-Priced Stock Fund – A growth mutual fund that seeks to provide capital appreciation. The fund normally invests at least 80% of its assets in low-priced stocks (at or below $35 per share) that can lead to investments in small and medium sized companies.

Spartan 500 Index Fund - Institutional Class - An index mutual fund that seeks to provide investment results that correspond to the total return performance of common stocks publicly traded in the United States. The fund normally invests at least 80% of its assets in common stocks included in the S&P 500 Index.

Morgan Stanley Institutional Mid Cap Growth Portfolio – Class I - The fund normally invests at least 80% of assets in common stocks of mid cap companies. It seeks to invest in high quality companies it believes has sustainable competitive advantages and the ability to redeploy capital at high rates of return. The fund may invest up to 25% of its net assets in securities of foreign issuers, including issuers located in emerging market or developing countries.

Vanguard Explorer Fund – Admiral Shares - A small growth fund that seeks to provide long-term capital appreciation. The fund invests mainly in the stocks of small companies. These companies tend to be unseasoned but are considered by the advisors to have superior growth potential. These companies often provide little or no dividend income.

Fidelity Diversified International Fund - A growth fund that invests internationally and seeks to provide capital growth. This fund normally invests primarily in foreign equity securities.

T. Rowe Price Emerging Markets Stock Fund - The Emerging Markets Stock Fund is managed by T. Rowe Price. The fund invests at least 80% of assets in emerging market companies. It invests primarily in common stocks and may purchase the stocks of companies of any size.

Fidelity Real Estate Investment Portfolio - A growth and income mutual fund that seeks to provide above-average income and long-term capital growth. The fund normally invests 80% of its assets in domestic and foreign equity securities of companies principally engaged in the real estate industry.

Fidelity Freedom 2010 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2010. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 35% in investment-grade fixed-income funds, 5% in high yield fixed-income funds, and 40% in short-term fixed-income funds (approximately 10 to 15 years after the year 2010). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2020 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2020. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term fixed-income funds (approximately 10 to 15 years after the year 2020). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2030 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2030. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term fixed-income funds (approximately 10 to 15 years after the year 2030). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2040 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2040. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term fixed-income funds (approximately 10 to 15 years after the year 2040). Ultimately, the fund will merge with the Freedom Income Fund.

Fidelity Freedom 2050 Fund - An asset allocation mutual fund that seeks to provide high total returns for those planning to retire around 2050. The fund allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches approximately 15% in domestic equity funds, 5% in international equity funds, 40% in bond funds, and 40% in short-term fixed-income funds (approximately 10 to 15 years after the year 2050). Ultimately, the fund will merge with the Freedom Income Fund.

United States Steel Corporation Stock Fund - Fidelity Investments acts as custodian, purchasing and selling agent. Dividends are reinvested into additional shares. Returns depend on the performance of United States Steel Corporation Common Stock.

2. **Accounting policies:**

    a. **Basis of accounting** – Financial statements are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (US GAAP).

    As described in Accounting Standards Codification (ASC) Topic 962-325, Plan Accounting – Defined Contribution Pension Plans – Investments – Other, investment contracts (including wrap contracts) held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC Topic 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

    b. **Use of estimates** – The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

    c. **Investment valuation** – The Plan's investments are stated at fair value as defined by ASC Topic 820, Fair Value Measurement (see Note 13).

    d. **Net Appreciation/Depreciation** – The Plan presents in the accompanying Statements of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

    e. **Investment by the Trustee** – Fidelity Management Trust Company (the Trustee) shall invest any monies received with respect to any investment option in the appropriate shares, units or other investments as soon as practicable; provided, however, that the Trustee as directed by the Plan Administrator shall maintain sufficient funds in interest-bearing cash in connection with each investment option to enable the processing of transactions on a daily basis. Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

f. **Administrative expenses** – The Plan is responsible for the payment of all costs and expenses incurred in administering the Plan, including the expenses of the Plan Administrator, the fees and expenses of the Trustee and other legal and administrative expenses. To cover these expenses, the Plan Administrator shall utilize the following sources in the priority listed: (1) fees received from any fund provider to reimburse the Plan Administrator for services provided by the Plan Administrator which would otherwise have been provided by the fund provider, (2) loan origination fees, (3) voluntary contributions from the Company to cover cost of administration and (4) assessments against participants' individual accounts. There were no assessments against participants' individual accounts in either 2012 or 2011.

g. **Payment of benefits** – Benefits are recorded when paid.

h. **Income recognition** – Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

i. **Recent Accounting Pronouncements** - In December 2011, the Financial Accounting Standards Board (FASB) issued an amendment to ASC 820 regarding disclosures about offsetting assets and liabilities. This amendment requires enhanced disclosures that will enable users to evaluate the effect or potential effect of netting arrangements on an entity's financial position, including the effect or potential effect of rights of setoff associated with certain financial instruments and derivative instruments. The amendments are effective for fiscal years beginning on or after January 1, 2013. The Plan does not anticipate that the adoption of the amendment will have a material impact on its financial statements.

In May 2011, the FASB issued an amendment to ASC 820 associated with fair value measurement and related disclosures. While the amendment is not expected to significantly affect current practice, it clarifies the FASB's intent about the application of existing fair value measurement requirements and requires the disclosure of additional quantitative information surrounding fair value measurements. The amendment was effective for the Plan on January 1, 2012. The adoption of the amendment did not have a material impact on the Plan's financial statements.

j. **Subsequent Events** – The Plan has evaluated subsequent events through the date on which the financial statements are issued.

3. **Plan amendments** – Effective January 1, 2013, an amended and restated Plan text was adopted as a result of legal requirements under federal income tax law and ERISA, previously adopted amendments, and minor administrative matters with de minimis cost.

Effective January 1, 2013, the Plan was amended to eliminate the one full calendar month minimum eligibility service requirement for employees hired on or after January 1, 2013 (now eligible in month following the month of hire).

Effective April 30, 2012, the Plan was amended to cease participation by USW-represented employees of the Wheeling Machine Products Pine Bluff Arkansas facility of U. S. Steel Tubular Products, Inc.

November 30, 2011, an amended and restated Summary Plan Description and Plan text was adopted, reflecting legal requirements under federal income tax law and ERISA, plan administration matters, and previously adopted amendments.

Effective with compensation earned after October 22, 2011, the Plan was amended to cease participation by USW-represented employees of the Tubular Threading and Inspection Services Division of U. S. Steel Tubular Products, Inc.

Effective September 1, 2011, the Plan was amended to a) authorize the merger of the Delta Tubular Processing, L.P. 401(k) Plan and the Wheeling Machine Products Retirement Savings Plan in to the Plan; b) authorize the Plan to accept direct plan transfers from those plans, including loans; and c) adopt other provisions related to the merger including an expansion of withdrawal rights for alternate payees under qualified domestic relations orders and changes to loan rules.

Effective as of the close of business on July 13, 2011, the Plan was amended to add a new investment option, add three new investment options resulting from share class changes, remove five investment options and approve the required transfer of assets resulting from such removal.

Effective March 2, 2011, the Plan was amended to allow direct plan transfers to the Plan from the USS 401(k) Plan for USW-Represented Employees.

Effective February 28, 2011, the Plan was amended to vest the company matching contributions of eligible Steel Coil Services, Inc. (SCS) employees as a result of the sale of substantially all the assets of SCS to Macsteel Service Centers USA, Inc.

Effective January 27, 2011, the Plan was amended to clarify language regarding the application of unvested company matching contributions and Retirement Account contributions that are forfeited by participants who terminate employment prior to attaining the required service for vesting.

4. *Transfers to the plan* – Net transfers to the Plan total $4.3 million in 2011. The transfers were primarily related to the merger of the Wheeling Machine Products Retirement Savings Plan and Delta Tubular Processing, L.P. 401(k) Plan into the Plan (see Note 3).

5. *Employer-related investments* – Purchases and sales of United States Steel Corporation common stock in accordance with provisions of the Plan are permitted under ERISA.

6. *Tax status* – The IRS has determined and informed the Plan Administrator and Trustee by letter dated February 23, 2011 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended subsequent to the receipt of the determination letter. The Plan Sponsor filed for a new determination letter on January 31, 2013, after the Plan was restated to comply with recent law changes. The Plan Administrator and Tax Counsel for the Plan believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

US GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no active audits in progress for any tax periods.

7. *Plan termination* – The Plan Sponsor believes the existence of the Plan is in the best interest of its employees and, although it has no intention of discontinuing it, the Plan Sponsor has the right to terminate the Plan in whole or in part at any time for any reason. However, in the event of Plan termination, participants would become 100% vested in their employer contributions and the net value of the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in compliance with ERISA.

8. *Risks and uncertainties* – Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with these investments and the level of uncertainty related to changes in the value of these investments, it is possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

9. *Related Party Transactions* – Certain investments of the Plan are mutual funds and common collective trusts managed by the Trustee. Therefore, these transactions qualify as party-in-interest transactions. The Trustee collects management fees by offsetting the investment return in an amount as noted by the investment's expense ratio. Therefore, the Plan is not directly billed for these fees.

One investment fund option available to participants is Company common stock. As a result, transactions related to this investment fund qualify as party-in-interest transactions (reference Note 5). Dividends received for 2012 and 2011 were $9 thousand and $5 thousand, respectively. Purchases and sales for 2012 were $554.0 thousand and $99.8 thousand, respectively, and purchases for 2011 were $804.2 thousand and $104.7 thousand, respectively.

The Plan also holds notes receivable totaling $0.3 million and $0.4 million in 2012 and 2011, respectively, representing participant loans that qualify as party-in-interest transactions.

10. *Managed Income Portfolio II – Class 3* – The Managed Income Portfolio II – Class 3 (MIP II) investment option calculates its net asset value per unit as of the close of business of the New York Stock Exchange. Investments in wrap contracts are fair valued using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio of securities. Underlying debt securities for which quotations are readily available are valued at their most recent bid prices in the principal market in which such securities are normally traded. MIP II consists of 5 wrap contracts, which calls for the application of ASC 962-325 for valuation purposes. MIP II is classified as a common collective trust and a Level 2 asset since a market price is not available for this investment in an active market.

As an investment option in the Plan, there are no restrictions on redemptions for this fund.

As described in Note 2a, because the wrap contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of net assets available for benefits attributable to the wrap contracts. Contract value, as reported to the Plan by the wrap contract issuers, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

The Company is not aware of any events that would limit the Plan's ability to transact at contract value with the issuer. Average yields on the wrap contracts:

	2012	2011
Based on actual earnings	0.71%	1.11%
Based on interest rate credited to participants	1.65%	1.97%

11. *Investments* – The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31, 2012 and 2011 (dollars in thousands):

	December 31,			
	2012		2011	
	$	Shares	$	Shares
Fidelity Freedom 2020 Fund	2,124	148,448	1,773	135,154
Fidelity Managed Income Portfolio II - Class 3	1,739	1,691,563	1,741	1,698,462
U. S. Steel Stock Fund	1,352	56,688	993	37,538
Fidelity Freedom 2030 Fund	1,093	76,810	960	74,742
Fidelity Freedom 2040 Fund	660	79,954	589	80,041
Fidelity Freedom 2050 Fund	552	57,241	474	55,524

* Does not represent > 5% for the year referenced

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (dollars in thousands as determined by quoted market price):

Investment Option Accounts	Year Ended December 31, 2012	2011
Fidelity Freedom 2020 Fund	164	(86)
Fidelity Freedom 2030 Fund	106	(66)
Fidelity Freedom 2040 Fund	71	(50)
Fidelity Contrafund	66	2
Fidelity Freedom 2050 Fund	61	(49)
Spartan 500 Index Fund - Institutional Class	58	16
Fidelity Diversified International Fund	26	(17)
Vanguard Windsor II Fund - Admiral Shares	24	8
Fidelity Freedom 2010 Fund	20	(9)
Emerging Markets Stock Fund	13	(13)
Vanguard Explorer Fund - Admiral Shares	13	3
Morgan Stanley Mid Cap Growth Portfolio Class I	8	(15)
Spartan U.S. Bond Index Fund - Institutional Class	4	1
Fidelity Freedom Income Fund	2	-
Fidelity Real Estate Investment Fund	2	1
Spartan 500 Index Fund - Institutional Class	-	1
U. S. Steel Stock Fund	$ (95)	(691)
Total Appreciation/(Depreciation)	$ 543	$ (964)

12. **Reconciliation of Financial Statements to 5500** – Beginning in 2011, for defaulted loans, the participant loan balance has been reduced and a benefit payment recorded for both Form 5500 and financial statement purposes. Therefore, no reconciliation is necessary between the statements.

13. **Fair Value Measurement** – ASC Topic 820 establishes a single definition of fair value, creates a three-tier hierarchy as a framework for measuring fair value based on inputs used to value the Plan's investments, and requires additional disclosure about fair value. The hierarchy of inputs is summarized below.

- Level 1 – quoted prices in active markets for identical investments
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.)
- Level 3 – significant unobservable inputs (including the Plan's own assumptions in determining the fair value of investments)

NOTES TO FINANCIAL STATEMENTS
December 31, 2012 and 2011

The Plan's assets are classified as follows:

Level 1	Level 2
Interest-bearing cash	Common Collective Trust
Common Stock	
Mutual Funds	

An instrument's level is based on the lowest level of any input that is significant to the fair value measurement. Interest-bearing cash is an investment in a short-term money market fund that is valued at $1 per share, which approximates fair value. Common stock is valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the net asset value (NAV) of shares held by the plan at year end. The Common Collective Trust is valued at net asset value based on the market value of the underlying investments as priced by an external source.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following is a summary of the Plan's assets carried at fair value:

	Investments at Fair Value at December 31, 2012		
	($ in thousands)		
			Other
			Significant
			Observable
		Quoted Prices	Inputs
Asset Classes	Total	(Level 1)	(Level 2)
Interest-bearing cash	$ 1	$ 1	$ -
Common stock	1,354	1,354	
Mutual Funds:			
Life cycle funds	4,731	4,731	-
Bond index fund	467	467	-
Large value fund	196	196	-
Large blend fund	464	464	-
Large growth fund	490	490	-
Mid growth fund	131	131	-
Mid blend fund	6	6	-
Small growth fund	134	134	-
Inflation-protected fund	1	1	-
International fund	178	178	-
Emerging markets fund	86	86	
Specialty fund	18	18	-
Total Mutual Funds	6,902	6,902	-
Common Collective Trust	1,739	-	1,739
Investments at fair value	$ 9,996	$ 8,257	$ 1,739

Asset Classes		Investments at Fair Value at December 31, 2011 ($ in thousands)				
		Total		Quoted Prices (Level 1)		Other Significant Observable Inputs (Level 2)
Common stock	$	995	$	995	$	-
Mutual Funds:						
Life cycle funds		4,101		4,101		-
Bond index fund		427		427		-
Large value fund		175		175		-
Large blend fund		448		448		-
Large growth fund		440		440		-
Mid growth fund		119		119		-
Mid blend fund		4		4		-
Small growth fund		115		115		-
Inflation-protected fund		2		2		-
International fund		151		151		-
Emerging markets fund		60		60		
Specialty fund		11		11		-
Total Mutual Funds		6,053		6,053		-
Common Collective Trust		1,741		-		1,741
Investments at fair value	$	8,789	$	7,048	$	1,741

There were no Level 3 assets at December 31, 2012 or December 31, 2011.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	(b) Identity of Issuer/Fund Name	(c) Description of Investment	(e) Current Value
*	U. S. Steel Stock Fund - Common Stock	Employer-related security	1,352,007
*	U. S. Steel Stock Fund - Stock Purchase Account	Employer-related security	1,364
*	Spartan 500 Index Fund - Institutional Class	Mutual fund	463,990
*	Fidelity Diversified International Fund	Mutual fund	177,739
*	Fidelity Freedom Income Fund	Mutual fund	44,941
*	Fidelity Freedom 2010 Fund	Mutual fund	256,453
*	Fidelity Freedom 2020 Fund	Mutual fund	2,124,295
*	Fidelity Freedom 2030 Fund	Mutual fund	1,093,002
*	Fidelity Freedom 2040 Fund	Mutual fund	660,418
*	Fidelity Freedom 2050 Fund	Mutual fund	551,806
*	Spartan U.S. Bond Index Fund - Institutional Class	Mutual fund	467,264
*	Fidelity Real Estate Investment Portfolio	Mutual fund	18,358
*	Fidelity Contrafund	Mutual fund	490,217
*	Fidelity Low-Priced Stock Fund	Mutual fund	6,369
	Morgan Stanley Institutional Mid Cap Growth Portfolio Class I	Mutual fund	130,932
	T. Rowe Price Emerging Markets Stock Fund	Mutual fund	86,306
	Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual fund	1,343
	Vanguard Windsor II Fund - Admiral Shares	Mutual fund	196,048
	Vanguard Explorer Fund - Admiral Shares	Mutual fund	133,714
*	Fidelity Managed Income Porfolio II - Class 3	Common/Collective Trust	1,691,563
	Federated U. S. Treasury Cash Reserves - Institutional Shares	Interest-bearing cash	784
*	Participant Loans	Maturity dates of 0 - 5 years with interest rates ranging from 4.25% to 9.25%, Maturity Value 564,824	280,131
	Total Investments at 12/31/12		10,229,044

* Party-in-interest for which a statutory exemption exists.

All investments are participant directed.

U. S. STEEL TUBULAR SERVICES SAVINGS PLAN
EIN 25-1897152

Schedule H, Part IV, Line 4j - Schedule of Reportable Transactions
For the year ended December 31, 2012

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Series of transactions								
Fidelity Management Trust Company	U. S. Steel Stock Fund - Common Stock	$ 464,120	$ -	$ -	$ -	$ -	$ 464,120	$ -

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the U. S. Steel Tubular Services Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania, on June 21, 2013.

UNITED STATES STEEL AND CARNEGIE PENSION FUND, AS PLAN ADMINISTRATOR

By: *Colleen M. Darragh*

Colleen M. Darragh,
Comptroller & Assistant Secretary

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-151438) of United States Steel Corporation of our report dated June 21, 2013 relating to the financial statements of U. S. Steel Tubular Services Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 21, 2013

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